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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No.    )*

Mariner Health Care Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
56845X10800 (CUSIP Number)

John B. Frank
Managing Director and General Counsel
Oaktree Capital Management, LLC
333 South Grand Avenue, 28th Floor
Los Angeles, California 90071
(213) 830-6300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
May 13, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.    ☐

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 56845X10800	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Oaktree Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF	7	SOLE VOTING POWER
SHARES		3,622,568

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		3,622,568

PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,622,568

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
18.11%

14	TYPE OF REPORTING PERSON*
IA, OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 56845X10800	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Opportunities Fund II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,880,427

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,880,427

PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,880,427

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.40%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 56845X10800	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
OCM Opportunities Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
Not applicable.

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES		1,573,191

BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING		1,573,191

PERSON WITH	10	SHARED DISPOSITIVE POWER
		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,573,191

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.87%

14	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 9 Pages

Item 1. Security and Issuer

        This Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock"), of Mariner Health Care Inc., a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is One Ravinia Drive, Suite 1500, Atlanta, GA 30346.

Item 2. Identity and Background

        This Schedule 13D is filed on behalf of:

  (i)
  Oaktree Capital Management, LLC, a California limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended ("Oaktree"), in its capacity as the general partner and/or investment manager of the following funds and the Oaktree Accounts (as defined below);

  (ii)
  OCM Opportunities Fund, L.P. II, a Delaware limited partnership ("Opportunities Fund II"); and

  (iii)
  OCM Opportunities Fund III, L.P., a Delaware limited partnership ("Opportunities Fund III" and, together with Opportunities Fund II, the "OCM Funds");

        The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The OCM Funds are limited partnerships which generally invest in securities and obligations of distressed entities. Oaktree is also the investment manager of a third party trust account (the "Oaktree Trust Account") and a third party separate account (the "Oaktree Separate Account", and together with the Oaktree Trust Account, the "Oaktree Accounts"). The Oaktree Accounts invest in securities and obligations similar to those in which the OCM Funds invest. Based on Oaktree's relationship with the OCM Funds and the Oaktree Accounts, Oaktree may be deemed to beneficially own the shares of Common Stock of the Issuer held by the OCM Funds and the Oaktree Accounts. Neither the Oaktree Separate Account nor the Oaktree Trust Account beneficially owns more than 5% of shares of the Common Stock of the Issuer.

(a)-(c) & (f)

        Oaktree is the general partner and/or investment manager of the OCM Funds and Oaktree Accounts. The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The members and executive officers of Oaktree are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Page 6 of 9 Pages

Executive Officers & Members
Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
Russel S. Bernard	Principal
John W. Moon	Principal
Kevin L. Clayton	Principal
John B. Frank	Managing Director and General Counsel
Portfolio Manager
Bruce A. Karsh	President and Principal

(d)-(e)

        During the last five years, neither Oaktree, the OCM Funds, nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Opportunities Fund II and Opportunities Fund III beneficially own 1,880,427 and 1,573,191 shares, respectively, of the Issuer's Common Stock as of the date hereof. Mariner Post-Acute Network Inc., a Delaware corporation (the predecessor-in-interest to the Issuer, "Old Mariner"), and certain of its subsidiaries filed for bankruptcy on January 18, 2000 under Chapter 11 of the United States Bankruptcy Code. Pursuant to the Second Amended Joint Plan of Reorganization of Old Mariner and its debtor subsidiaries (the "Plan"), which Plan was confirmed by the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") pursuant to an order entered into on March 25, 2002, the OCM Funds were entitled to receive shares of the Issuer's Common Stock as of May 13, 2002, the effective date of the Plan. The OCM Funds were entitled to receive such shares because they beneficially owned Class SP-1 bank loan claims under the Plan. Under the Plan, Class SP-1 bank loan claims were held by lenders under Old Mariner's pre-petition credit facilities. Opportunities Fund II and Opportunities Fund III beneficially held approximately $111,941,783 and $93,652,065, respectively, of bank loans under such prepetition credit facilities, which were funded through the OCM Funds' working capital. Pursuant to the terms of the Plan, the bank loan claims of the OCM Funds were satisfied in exchange for the distribution of shares of Common Stock of the Issuer reported herein.

Page 7 of 9 Pages

        On October 4, 2002, it came to the attention of Oaktree that subsequent to the Issuer's emergence from bankruptcy, the Common Stock has continued to be publicly traded and that the Issuer has continued to file reports under the Securities Exchange Act of 1934, as amended.

Item 4. Purpose of Transaction

        As described in Item 3 above, the shares of the Common Stock held by the OCM Funds were acquired pursuant to the terms of the Plan. The OCM Funds currently intend to hold such shares for investment purposes subject to the next paragraph.

        Oaktree, as the general partner of the OCM Funds, will evaluate the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired by the OCM Funds or by other accounts and funds of which Oaktree is the general partner and/or investment manager. Additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock beneficially owned by Oaktree, the OCM Funds and/or the Oaktree Accounts may be sold. Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing review of investment alternatives, Oaktree may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

        (a)    As of the date of this Schedule 13D, Opportunities Fund II beneficially owns and has sole power to vote and dispose of 1,880,427 shares of the Issuer's Common Stock (approximately 9.40% of the outstanding shares of the Issuer's Common Stock). As of the date of this Schedule 13D, Opportunities Fund III beneficially owns and has sole power to vote and dispose of 1,573,191shares of the Issuer's Common Stock (approximately 7.87% of the outstanding shares of the Issuer's Common Stock).

        As of the date of this Schedule 13D, Oaktree, in its capacity as the general partner of the OCM Funds and the investment manager of the Oaktree Accounts, may be deemed to beneficially own 3,622,568 shares of Common Stock of the Issuer (approximately 18.11% of the outstanding shares of the Issuer's Common Stock) held by the OCM Funds and the Oaktree Accounts.

Page 8 of 9 Pages

        (b)    Oaktree has discretionary authority and control over all of the assets of the OCM Funds and the Oaktree Accounts pursuant to its status as general partner of the OCM Funds and investment manager of the Oaktree Accounts, including the power to vote and dispose of the Issuer's Common Stock. Therefore, Oaktree has the power to vote and dispose of 3,622,568 shares of the Issuer's Common Stock.

        Oaktree and each of the individuals listed in Item 2 disclaims beneficial ownership of the shares of the Issuer's Common Stock held by the OCM Funds and the Oaktree Accounts and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

        (c)    Other than the transaction described in Item 3, neither the OCM Funds nor Oaktree and, to the best of their knowledge, none of their respective executive officers, directors or general partners has effected any transaction involving the Issuer's Common Stock during the last 60 days from the date hereof.

        (d)    None

        (e)    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Oaktree, as general partner of the OCM Funds, receives a management fee for managing the assets of the OCM Funds and has a carried interest in the OCM Funds.

        The Issuer has entered into registration rights agreements with an affiliate of the OCM Funds and the Oaktree Accounts, for the benefit of the OCM Funds and Oaktree Accounts, relating to the Common Stock and the second priority secured notes due 2009 of the Issuer that were also issued pursuant to the Plan. Such registration rights agreements provide for certain rights to require the Issuer to register for resale under the Securities Act of 1933, as amended, the shares and notes the OCM Funds and the Oaktree Accounts received under the Plan.

        As of the effective date of the Plan, Mo Meghji, an individual nominated by Oaktree, was appointed to serve on the Board of Directors of the Issuer.

        Except as described above and elsewhere in this Schedule 13D, as of the date hereof there are no other contracts, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by the OCM Funds.

Item 7. Material to be filed as Exhibits

        The following are filed herewith as Exhibits to this Schedule 13D:

Exhibit 1-	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 9 of 9 Pages

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of October 8, 2002.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ JOHN B. FRANK John B. Frank Managing Director and General Counsel

By:	/s/ LISA ARAKAKI Lisa Arakaki Vice President, Legal

OCM OPPORTUNITIES FUND II, L.P. By: Oaktree Capital Management, LLC, its general partner

By:	/s/ JOHN B. FRANK John B. Frank Managing Director and General Counsel

By:	/s/ LISA ARAKAKI Lisa Arakaki Vice President, Legal

OCM OPPORTUNITIES FUND III, L.P. By: Oaktree Capital Management, LLC, its general partner

By:	/s/ JOHN B. FRANK John B. Frank Managing Director and General Counsel

By:	/s/ LISA ARAKAKI Lisa Arakaki Vice President, Legal

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
SIGNATURE